Exhibit 99.1

Category: Notifications issued to company members
Sub-category: Invitation to the General Meeting
Publication date: SHAB 18.10.2024
Publicly viewable until: 18.12.2024
Publication number: UP04-0000006582

Publishing entity

Wenger Vieli AG, Dufourstrasse 56, 8008 Zürich

Invitation to the extraordinary general meeting NLS Pharmaceutics AG

Organisation concerned:

NLS Pharmaceutics AG
CHE-447.067.367
The Circle 6
8058 Zürich

General meeting details:

08.11.2024, 16:00 Uhr, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland

Invitation/Agenda:

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting (the “EGM”) of the Company. The shareholders’ meeting will be held as follows:

●	Date: 8 November 2024
●	Doors open: 3.45pm (CET)
●	Meeting time: 4.00pm (CET)
●	Place: At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided in the Pdf-document attached hereto.

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, 17 October 2024

Invitation to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting (the “EGM”) of the Company. The shareholders’ meeting will be held as follows:

-	Date:	8 November 2024
-	Doors open:	3.45pm (CET)
-	Meeting time:	4.00pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Ordinary Capital Increase

Explanation: The Company entered into various agreements with investors to issue new shares as part of an important restructuring measure to ensure the Company’s survival and to make the Company eligible for future financing and strategic transactions. In accordance with these agreements, the Company issued new shares through several capital increases, all approved by shareholders at the extraordinary general meeting dated 3 October 2024. However, the holders of the newly issued preferred shares are contractually entitled to convert their preferred shares into the Company’s common shares, for which the Company must have a sufficient number of common shares available. Additionally, the Company agreed to issue common share warrants (“Warrants”), which must be backed by shares of the Company under Swiss law. Therefore, the Company intends to conduct an ordinary capital increase to provide the required number of common shares for the conversion of preferred shares to common shares and/or to cover all Warrants to be issued with underlying shares.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by CHF 29,887.20 (i.e. via the issuance of 37,359 fully paid-in registered shares (common shares) in the Company (“New Shares”)) and to issue the New Shares at the following terms:

1. Total nominal value of the capital increase:	CHF 29,887.20

2. Amount to pay in:	CHF 29,887.20 (i.e. 100%)

3. Number, nominal value and type of the new shares:	37,359 registered shares (common shares) with a nominal value of CHF 0.80 each.

4. Privileges of any class of shares:	The New Shares do not grant any preferential rights.

5. Issue price:	Each New Share has an issue price of CHF 0.80.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The New Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e. to enable the Company to fulfil obligations incurred as part of urgent restructuring measures) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

2.	Amendment of the Articles re Conversion of Common Shares into Preferred Shares

Explanation: The Company entered into various agreements with investors to issue new shares as part of an important restructuring measure to ensure the Company’s survival and to make the Company eligible for future financing and strategic transactions. In conjunction with these agreements, the Company issued new common shares to investors (“Common Shares”) – approved by shareholders at the extraordinary general meeting dated 3 October 2024 – and agreed to partially convert these Common Shares into preferred shares (“Preferred Shares”).

Proposal: The Board of Directors proposes to convert 598,539 Common Shares of the Company at a ratio of 1:1 into 598,539 Preferred Shares of the Company and to amend article 3 paragraph 1 of the Articles as follows:

“Art. 3 - Share Capital, Shares

The share capital of the Company amounts to CHF 2,623,112 and is divided into 1,873,899 registered shares (common shares) with a nominal value of CHF 0.80 each and 1,404,991 registered shares (preferred shares) with a nominal value of CHF 0.80 each. The shares are fully paid-in.

[...]”

3.	Amendment of the Articles re Creation of Preferred Participation Certificates and Conversion of Shares into Preferred Participation Certificates

Explanation: The Company entered into various agreements with investors to issue new shares as part of an important restructuring measure to ensure the Company’s survival and to make the Company eligible for future financing and strategic transactions. In conjunction with these agreements, the Company agreed to partially convert Common Shares and Preferred Shares into preferred participation certificates (“Preferred Participation Certificates”) and to implement the identical preferential rights enjoyed by holders of Preferred Shares for the holders of Preferred Participation Certificates. In order to facilitate this, the Articles have to be amended accordingly.

Proposal: The Board of Directors proposes to convert 207,913 Common Shares and 806,452 Preferred Shares of the Company at a ratio of 1:1 into a total of 1,014,365 Preferred Participation Certificates of the Company, to amend article 3 paragraph 1 and to add a new article 3d to the Articles as follows:

“Art. 3 - Share Capital, Shares

The share capital of the Company amounts to CHF 1,811,620 and is divided into 1,665,986 registered shares (common shares) with a nominal value of CHF 0.80 each and 598,539 registered shares (preferred shares) with a nominal value of CHF 0.80 each. The shares are fully paid-in.

[...]”

“Art. 3d - Participation Capital

The participation capital amounts to CHF 811,492 and is divided into 1,014,365 registered participation certificates (preferred participation certificates) with a nominal value of CHF 0.80 each. The participation capital is fully paid in.

The preferred participation certificates confer the following privileges: Dividends resolved by the general meeting are distributed to the holder of preferred shares and preferred participation certificates until they have received 8% of the issue price of their preferred shares or preferred participation certificates. If the dividend falls short of this amount, it shall be distributed among the holders of preferred shares and preferred participation certificates according to the nominal values held by them. In second priority, the dividends are distributed to the holders of common, preferred shares and preferred participation certificates in accordance with the statutory provisions. If new preferred participation certificates are issued, the holders of preferred participation certificates shall have the right to subscribe for all newly issued preferred participation certificates in proportion to their respective participation in the total nominal value of the preferred participation certificates. If holders of preferred participation certificates do not exercise their subscription rights, these are offered once to the other holders of preferred participation certificates for subsequent subscription. After that, any subscription rights not exercised by the holders of preferred participation certificates shall be allocated to the holders of shares.”

4.	Amendment of the Articles re Preferred Shares

Explanation: The Company entered into various agreements with investors to issue new shares as part of an important restructuring measure to ensure the Company’s survival and to make the Company eligible for future financing and strategic transactions. In conjunction with these agreements, the Company issued Preferred Shares to investors – approved by shareholders at the extraordinary general meeting dated 3 October 2024 – and agreed to implement preferred dividend distribution payments (at the terms below) for holders of Preferred Shares. In order to facilitate the latter, the articles of association of the Company (“Articles”) have to be amended accordingly.

Proposal: The Board of Directors proposes to amend the preferential rights of holders of Preferred Shares and to add the following section to article 3 paragraph 2 of the Articles:

“The preferred shares confer the following privileges: Dividends resolved by the general meeting are distributed to the holder of preferred shares and preferred participation certificates until they have received 8% of the issue price of their preferred shares or preferred participation certificates. If the dividend falls short of this amount, it shall be distributed among the holders of preferred shares and preferred participation certificates according to the nominal values held by them. In second priority, the dividends are distributed to the holders of common, preferred shares and preferred participation certificates in accordance with the statutory provisions. If new preferred shares are issued, the holders of preferred shares shall have the right to subscribe for all newly issued preferred shares in proportion to their respective participation in the total nominal value of the preferred shares. If holders of preferred shares do not exercise their subscription rights, these are offered once to the other holders of preferred shares for subsequent subscription. After that, any subscription rights not exercised by the holders of preferred shares shall be allocated to the holders of common shares. Each category of shares is entitled to be represented on the board of directors by at least one member.”

5.	Implementation of capital band (Art. 3a)

Explanation: According to the Swiss Corporate Law, by amending the articles of association, the shareholders’ meeting may authorize the Board of Directors to increase the share capital within a period of not more than five years. Every time an ordinary capital increase is carried out, the capital band (Kapitalband) will automatically be deleted. Thus, a reintroduction of the capital band is necessary. Such capital band may not exceed one-half of the existing share capital, including participation certificates. The Company intends to conduct an ordinary share capital increase in this EGM, resulting in a new share capital of CHF 2,652,999.20 (“New Share Capital”). Therefore, the calculation of the capital band for this invitation is based on the New Share Capital.

Proposal: The Board of Directors proposes to (re-)implement the capital band in article 3a of the Articles as provided below. The (re-)introduced article 3a reads as follows:

Art. 3a - Capital Band

The Company has a capital band with an upper limit of CHF 3,979,498.80 The board of directors is authorized at any time until November 8, 2029, to increase the share capital by a maximum of CHF 1,326,499.60 once or several times and in any amount. The capital increase may be effected by issuing up to 1,658,124 fully paid registered shares (common shares) with a par value of CHF 0.80 each up to the upper limit of the capital band.

[…].

Apart from this, article 3a of the Articles shall remain unchanged.

6.	Conditional Share Capital for Shareholders’ Options (Art. 3c)

Explanation: According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. As mentioned under agenda item 5 above, the Company intends to conduct an ordinary capital increase prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in the New Share Capital. Therefore, the calculation of the conditional share capital of the Company for this invitation is based on the New Share Capital.

Proposal: The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall equal to the maximum amount of CHF 1,282,499.60. Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3c - Conditional Share Capital for Shareholders’ Options

The Company’s share capital shall be increased by a maximum amount of CHF 1,282,499.60 through the issuance of not more than 1,603,124 registered shares (common shares), with a nominal value of CHF 0.80 each by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

[…].

Apart from this, article 3c of the Articles shall remain unchanged.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer agent, VStock Transfer, LLC as of 17 October 2024, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from 18 October 2024 until and including 8 November 2024, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Alexander Zwyer (CEO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (acz@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until 4 November 2024 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 7 November 2024 (received by 11:59pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

/s/ Ronald Hafner
Ronald Hafner
Chairman of the Board

Appendices:

Appendix 1: Registration Form; and

Appendix 2: Proxy Card.

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS LTD. (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS LTD., DULY COMPLETED AND SIGNED AS PROVIDED IN THE INVITATION DATED 10 SEPTEMBER 2024, LATEST BY 4 NOVEMBER 2024 (RECEIVED BY 11:59PM CET).

The extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. will be held as follows:

-	Date:	8 November 2024
-	Doors open:	3.45pm (CET)
-	Meeting time:	4.00pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd.; or

☐	No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated 17 October 2024.

Date and place:

Name:

Signature:

*****

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) November 7, 2024. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary Meeting Proxy Card - NLS Pharmaceutics Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote “FOR” all listed Proposals . 1. Ordinary Capital Increase The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by CHF 29 , 887 . 20 (i . e . via the issuance of 37 , 359 fully paid - in registered shares (common shares) in the Company (“New Shares”)) and to issue the New Shares at the terms listed in the Invitation . FOR AGAINST ABSTAIN 2. Amendment of the Articles re Conversion of Common Shares into Preferred Shares The Board of Directors proposes to convert 598 , 539 Common Shares of the Company at a ratio of 1 : 1 into 598 , 539 Preferred Shares of the Company and to amend article 3 paragraph 1 of the Articles as listed in the Invitation . FOR AGAINST ABSTAIN 3. Amendment of the Articles re Creation of Preferred Participation Certificates and Conversion of Shares into Preferred Participation Certificates The Board of Directors proposes to convert 207 , 913 Common Shares and 806 , 452 Preferred Shares of the Company at a ratio of 1 : 1 into a total of 1 , 014 , 365 Preferred Participation Certificates of the Company, to amend article 3 paragraph 1 and to add a new article 3 d to the Articles as listed in the Invitation . FOR AGAINST ABSTAIN 4. Amendment of the Articles re Preferred Shares The Board of Directors proposes to amend the preferential rights of holders of Preferred Shares and to add the section listed in the Invitiation to article 3 paragraph 2 of the Articles . FOR AGAINST ABSTAIN 5.  Implementation of capital band (Art . 3 a) The Board of Directors proposes to (re - )implement the capital band in article 3 a of the Articles as provided in the Invitation . FOR AGAINST ABSTAIN 6. Conditional Share Capital for Shareholders’ Options (Art . 3 c) The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3 c paragraph 1 of the Articles) shall equal to the maximum amount of CHF 1 , 282 , 499 . 60 . Therefore, article 3 c paragraph 1 of the Articles shall be amended substantially as listed in the Invitation . FOR AGAINST ABSTAIN (CONTINUED AND TO BE SIGNED ON REVERSE)

NLS PHARMACEUTICS LTD. Extraordinary Meeting of Shareholders November 8, 2024 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich as independent proxy, represented by David Maillard; or (full name and address) as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Friday, November 8 , 2024 , at the premises of Wenger Vieli AG, Metallstrasse 9 , 6302 Zug, Switzerland, at 4 p . m . CET ( 10 a . m . EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy . The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it . All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies . Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 6 . For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent . All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law . The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card . This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof . PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E - MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES . IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED . Signature, if held jointly Signature Date To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00